Exhibit 99.1

NOTICE OF EGM

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting or any adjournment thereof (the “EGM”) of Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on Friday, 30 December 2016 in the Meeting Room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the Peoples’ Republic of China (the “PRC”) to consider and, if though fit, approve the following ordinary resolution of the Company:

ORDINARY RESOLUTION

“THAT

(a)	the Comprehensive Services Framework Agreement dated 1 November 2016 entered into between the Company and China Railway Corporation* (the “Comprehensive Services Framework Agreement”), the continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Comprehensive Services Framework Agreement for the three financial years ending 31 December 2019, be and are hereby approved; and

(b)	any one director of the Company be and is hereby authorised for and on behalf of the Company to execute all such other documents and agreements and do such acts or things as he may in his absolute discretion consider to be necessary, desirable, appropriate or expedient to implement or give effect to the transactions under the Comprehensive Services Framework Agreement.”

Notes:

(1)	Holders of the H shares of the Company are advised that the register of members of the Company’s H shares will be closed from Wednesday, 30 November 2016 to Friday, 30 December 2016 (both days inclusive), during which period no transfer of H shares will be registered. If any holders of H shares of the Company intend to attend the EGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Tuesday, 29 November 2016. Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. on Tuesday, 29 November 2016, or their proxies, are entitled to attend the EGM by presenting their identity cards or passports. Holders of the A shares of the Company will be notified separately regarding the EGM.

— EGM-1 —

NOTICE TO EGM

(2)	Each shareholder entitled to attend and vote at the EGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(3)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4)	The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or any other authority, must be delivered to the registered office of the Company not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).

(5)	Shareholders who intend to attend the EGM are requested to deliver the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, in person, by post or by facsimile on or before Friday, 9 December 2016.

(6)	The EGM is expected to last for half a day. Shareholders and proxies attending the EGM shall be responsible for their own travel, accommodation and other related expenses.

*	The English names are for identification purposes only

Registered office of the Company:

No.1052 Heping Road

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25587920 or 86-755-25588146

Facsimile: 86-755-25591480

By Order of the Board

Guangshen Railway Company Limited

Guo Xiangdong

Company Secretary

Shenzhen, the PRC

14 November 2016

As at the date of this notice, the executive directors of the Company are Mr. Wu Yong, Mr. Hu Lingling and Mr. Luo Qing; the non-executive directors of the Company are Mr. Sun Jing, Mr. Yu Zhiming and Mr. Chen Jianping; and the independent non-executive directors of the Company are Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting.

— EGM-2 —